[Letterhead of Sutherland Asbill & Brennan LLP]
CYNTHIA M. KRUS
DIRECT LINE: 202.383.0218
Internet: ckrus@sablaw.com
November 2, 2005
Mr. John Reynolds
Assistant Director
Office of Emerging Growth Companies
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Global Logistics Acquisition Corporation
Registration Statement on Form S-1 filed on September 26, 2005
File No. 333-128591
Dear Mr. Reynolds:
     On behalf of Global Logistics Acquisition Corporation (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company in a letter dated October 25, 2005. The Staff’s comments are set forth below in italics and are followed by the Company’s responses.
General
1.	Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.
     The Company confirms that it will provide the Staff with either an oral or written representation from the NASD indicating that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.
2.	Please address the applicability or inapplicability of Regulation M in the context of the warrant repurchase agreements contained within your registration statement.
     The Company informs the Staff on a supplemental basis that it intends to comply with the requirements applicable to the Staff’s no-action position with respect to such warrant purchase

Mr. John Reynolds
November 2, 2005

     agreements, as set forth in Key Hospitality Acquisition Corp. (SEC No Action Letter, publicly available October 18, 2005).
3.	We note that the company has included the “red herring” legend on the prospectus cover page. Please confirm, if true, that the company and the underwriter have commenced their preliminary distribution of the prospectus utilizing this initial filing of the prospectus. We may have further comment.
     The Company informs the Staff on a supplemental basis that no distribution of the preliminary prospectus has been undertaken based upon the initial filing of the Company’s registration statement.
4.	We note that the company has marked the box on the registration statement facing page indicating that delivery of the prospectus is expected to be made in compliance with Rule 434. Please supplementally discuss the circumstances in which the company intends to utilize the provisions of Rule 434 and how the company intends to comply with the requirements of Rule 434.
     The Company informs the Staff on a supplemental basis that it had initially contemplated taking advantage of the flexibility afforded by Rule 434 with respect to the delivery of prospectuses. Upon further consideration, the Company has revised the facing page of the registration statement in response to the Staff’s comment to indicate that it does not intend to rely upon Rule 434 in connection with the delivery of prospectuses.
Prospectus Summary, page 1
5.	We note the statement that “we believe our management team can identify companies where they could drive growth, improve margins and reduce both the operating and financial risk of target businesses.” Given that you do not have a specific business target in mind, please remove.
     The Company has revised the disclosure set forth in the Prospectus Summary section of the prospectus to delete the above-referenced language in response to the Staff’s comment.
6.	Please tell us the factors you considered in determining to value this offering at $80,000,000. What factors did you consider when determining that you might need $72,400,000 in the trust fund to effect the business combination contemplated by the registration statement? We note your disclosure with respect to the per share offering price on page 54 and that “the determination of our offering price is more arbitrary than the pricing of securities for an operating company in a particular industry since the underwriters are unable to compare our financial results and prospects with those of public companies operating in the same industry,” but it does not appear as though the determination to value the offering at this amount is an arbitrary decision and we would

Mr. John Reynolds
November 2, 2005

like to know the specific factors and motivations behind the valuation. This includes the time period before the company’s corporate existence was established on September 1, 2005 and encompasses any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals with the formal entity of Global Logistics Acquisition Corp. Given management’s extensive and high-level experience effecting acquisitions, the precise nature of their knowledge about their ability to effect a combination with a company whose fair market value is equal to at least 80% of the company’s net assets may be material information for which appropriate disclosure is required. We may have further comment.
     The Company informs the Staff on a supplemental basis that, in determining the size and nature of this offering, management held customary organizational meetings with BB&T Capital Markets, a Division of Scott & Stringfellow, Inc., both prior to inception of the Company and thereafter, with respect to the state of capital markets, generally, and the amount that BB&T Capital Markets, a Division of Scott & Stringfellow, Inc. believed it reasonably could raise on behalf of the Company given the Company’s proposed focus on the transportation and logistics sector and related industries. The Company believes that the disclosure set forth under the section of the prospectus entitled “Underwriting—Pricing of Securities” accurately reflects the factors that were considered.
7.	We note the reference to warrants not being exercised until the later of a business combination or ___, 2006. If the date is meant to be one year from the effective date of the registration statement, please clarify in the disclosure.
     The Company has revised the disclosure set forth in the Prospectus Summary section of the prospectus in response to the Staff’s comment.
8.	We note the disclosure on page five that “In connection with the vote required for our initial business combination, all of our initial stockholders, including all of our officers and directors, have agreed to vote the shares of common stock owned by them immediately before this offering in accordance with the majority of the shares of common stock voted by the public stockholders.” Please disclose what is meant by “in accordance with the majority.” For example, does it mean that such insiders will vote their shares in the same proportion as the vote by the public stockholders? Does it mean that such insiders will vote the entirety of their Insider Shares either for or against a Business Combination, as determined by the totality of the public stockholder vote? Does it mean something else?
     The Company informs the Staff on a supplemental basis that the initial stockholders have agreed to vote all of the shares of common stock owned by them immediately prior to the Company’s initial public offering according to the manner in which a majority of the shares of common stock held by the public stockholders are voted. The Company has revised the disclosure set forth in the Prospectus Summary section of the prospectus in response to the

Mr. John Reynolds
November 2, 2005

Staff’s comment, and has made corresponding changes throughout the remainder of the prospectus.
9.	Provide disclosure with respect to the conversion rights to discuss the relative benefits and financial advantages to utilization of such feature between the existing stockholders and the public stockholders. This disclosure should include, in part, an analysis and comparison of the financial consequences of the exercise of the conversion right when exercised by an existing stockholder as compared to a public stockholder. We may have further comment.
     The Company has revised the disclosure set forth in the Prospectus Summary section of the prospectus in response to the Staff’s comment.
Risk Factors, page 8
10.	Disclose in risk factor three the estimated amount that investors would receive upon liquidation of the company.
     The Company has revised the disclosure set forth in the above-referenced risk factor in response to the Staff’s comment.
11.	Please clarify in risk factor five the “certain circumstances” that would result in the named individuals being personally liable to ensure that the proceeds in trust are not reduced by claims of prospective targets and vendors.
     The Company has revised the disclosure set forth in the above-referenced risk factor in response to the Staff’s comment.
12.	Please avoid the generic conclusions you reach in several of your risk factor narratives and subheadings that the risk could have an “adverse affect,” “material adverse affect,” “adversely affect,” “negative impact,” or other such similar yet generic results on your business, financial condition, or results of operations. Instead, replace this language with specific disclosure of how your business, financial condition and operations would be affected.
     The Company has clarified the disclosure throughout the “Risk Factors” section of the prospectus in response to the Staff’s comment.
13.	It appears that management may obtain employment or consulting agreements at the same time as the business combination. Discuss the potential compensation of members of management that may occur following a business combination. State how this will be determined and whether this will be a term of the business combination agreement. This should be discussed in greater detail, focusing on any potential conflicts of interest that

Mr. John Reynolds
November 2, 2005

may arise. Also, clearly disclose the potential conflicts of interest this may create. Add disclosure in the business section and in the conflicts of interest section.
     The Company has revised the disclosure set forth in the “Risk Factors” section of the prospectus in response to the Staff’s comment. In addition, the Company has made conforming changes to the sections of the prospectus entitled “Proposed Business” and “Certain Relationships and Related Transactions.”
14.	Please add a separate risk factor to address the number of “blank check firm commitment” offerings currently and recently (i.e., within the last three years) in the market place, disclose the number of such transactions which have found business combination candidates and have consummated such transaction, respectively, and the impact competition by such entities could have on your ability to locate a target and successfully complete a business combination. In addition, please address the aggregate amount of offering proceeds that currently sit[ing] in escrow.
     The Company has revised the disclosure set forth in the “Risk Factors” section of the prospectus in response to the Staff’s comment.
15.	Risk factor 18 is a generic risk that would apply to any reporting company and should therefore be removed. Risk factor 30 is also a generic risk that should be removed.
     The Company has revised the disclosure set forth in the “Risk Factors” section of the prospectus to remove the risk factor entitled “Compliance with the Sarbanes-Oxley Act of 2002 ...” in response to the Staff’s comment. The Company, however, believes that the risk factor entitled “The operations of potential target businesses may be harmed by terrorist attacks ...” represents an industry-specific risk factor given the unique and specific risks that companies operating in the transportation and logistics sector and related industries face from potential terrorist attacks. Specifically, such companies face increased expenses as a result of anti-terrorist measures imposed upon the nation’s transportation system. In addition, the facilities and equipment of such companies are frequently cited as potential terrorist targets. The Company therefore does not believe that this represents a generic risk factor based upon the Staff’s interpretive guidance set forth in Staff Legal Bulletin No. 7 regarding the “Plain English” requirements incorporated in Rule 421(d) of the Securities Act of 1933, as amended (the “1933 Act”).
16.	Please clarify, in footnote 1, the total amount of offering expenses already paid from the funds that you disclose were received from existing shareholders.
     The Company has revised the disclosure set forth in the section of the prospectus entitled “Use of Proceeds” in response to the Staff’s comment.
17.	In the use of proceeds table, use of net proceeds not held in trust, we note the line item of

Mr. John Reynolds
November 2, 2005

$400,000 for “[l]egal, accounting, and other expenses attendant to the due diligence investigations, structuring and negotiations of a business combination.” Please explain these expenses in more detail. We also note another line item of $200,000 allocated to due diligence. Please explain why there are two separate amounts for due diligence and indicate which line item of due diligence would be used to pay officer and directors for their performance of due diligence. Finally, reconcile theses expenses with the disclosure in the MD&A section.
     The Company has revised the disclosure set forth in the section of the prospectus entitled “Use of Proceeds” in response to the Staff’s comment.
18.	Please clearly indicate which line item will be allocated to pay fees to third party consultants to assist the company’s search for a target business. Please clearly indicate whether any of the reimbursements to stockholders for out-of-pocket expenses will be for their payments to third parties for third parties’ performance of due diligence.
     The Company has revised the disclosure set forth in the section of the prospectus entitled “Use of Proceeds” in response to the Staff’s comment.
19.	We note that the company states that “We may not use all of the proceeds in the trust in connection with a business combination, either because the consideration for the business combination is less than the proceeds in trust or because we finance a portion of the consideration with our capital stock or debt securities. In that event, the net proceeds held in the trust account as well as any other net proceeds not expended will be used to finance the operations of the target businesses, which may include subsequent acquisitions, or for general working capital.” Please discuss all possible uses of the proceeds held in trust if such funds are released to the company. Please include any finder’s fees and expenses that may be in addition to those expenses to be paid from the net proceeds not held in trust. Please reconcile this disclosure with the disclosure in the MD&A section.
     The Company informs the Staff on a supplemental basis that it does not believe that it is presently possible to determine with any greater specificity the use of the proceeds remaining subsequent to completion of a business combination, if any, given the fact that the Company has not yet located or evaluated any potential target businesses. The Company therefore believes that its current disclosure adequately reflects the range of possible uses of any remaining proceeds subsequent to a business combination. In addition, the Company respectfully refers the Staff to the disclosure set forth on page 25 of the prospectus regarding the possible use of excess working capital to make a down payment, fund a “no-shop” provision or pay an exclusivity or similar fee or expense in connection with structuring a business combination. The Company has revised the disclosure contained in the MD&A section of the prospectus to provide corresponding disclosure regarding the payment of such potential down payments, “no-shop” provisions or exclusivity or similar fees or expenses in response to the Staff’s comment.

Mr. John Reynolds
November 2, 2005

20.	Please clarify which line items in the use of proceeds table the reimbursements will be paid from.
     The Company has revised the disclosure set forth in the section of the prospectus entitled “Use of Proceeds” in response to the Staff’s comment.
21.	We note the statement in footnote three that these expenses are estimates only and that your actual expenditures for some or all of these items may differ substantially from the estimates set forth in the table. Please remove.
     The Company respectfully refers the Staff to the disclosure set forth in the risk factor entitled “Resources could be wasted ...” on page 10 of the prospectus, as well as the risk factor entitled “We may be unable to obtain additional financing ...” on page 19 of the prospectus. Specifically, the Company’s actual expenses are subject to significant fluctuation due to factors often outside the control of the Company, or which cannot be evaluated at the present time. As a result, the actual expenses incurred by the Company subsequent to completion of its initial public offering, including the expenses incurred in connection with locating and evaluating prospective target companies and structuring a potential business combination, may vary substantially from the Company’s current estimates. The Company therefore believes that the above-referenced footnote accurately reflects the nature of the figures contained in the “Use of Proceeds” portion of the prospectus.
Management’s Discussion and Financial Analysis, page 30
22.	We note the statement “[w]e will use substantially all of the net proceeds of this offering to acquire one or more operating businesses, including identifying and evaluating prospective acquisition candidates, selecting one or more operating businesses, and structuring, negotiating and consummating the business combination.” Please discuss whether or not these expenses will be paid from the proceeds held in trust. Please explain these expenses in more detail. It may be helpful to explain in greater detail the expected use of the proceeds held in trust.
     The Company has revised the disclosure set forth in the MD&A section of the prospectus in response to the Staff’s comment.
     Proposed Business, page 32
23.	Please disclose the complete role in the Company’s affairs played to date by Mr. Royce and affirmatively disclose any role to be played by him in future. Beyond the disclosure that he is an initial shareholder, we see no further discussion. We may have further comment.

Mr. John Reynolds
November 2, 2005

     The Company informs the Staff on a supplemental basis that Mr. Royce holds no formal or informal title with the Company, nor will Mr. Royce have any decision-making role with respect to management of the Company or any potential business combination. The Company therefore believes that the current disclosure contained in the prospectus accurately reflects Mr. Royce’s limited role as an initial stockholder of the Company, including his outstanding loan to us and his agreement to purchase up to $1 million of the Company’s warrants within the first sixty days after such warrants begin separate trading, subject to certain conditions.
24.	Much of the disclosure in this section is speculative or promotional in nature and should be removed. For instance, we note the statement that “we believe our management team can identify companies where they could drive growth, improve margins, and reduce both the operating and the financial risk of target businesses.” We also note the statement that you believe that opportunities exist to purchase transportation and logistics businesses at significant discounts.
     The Company has revised the disclosure set forth in the section of the prospectus entitled “Proposed Business—Introduction” to delete the above-referenced language in response to the Staff’s comment.
25.	We note the statement that you are “confident” that you will be able to identify and target potential acquisition candidates. Please provide the basis for this statement. Have you had any indications of interest from any potential acquisition candidates? We may have further comment.
     The Company has revised the disclosure set forth in the section of the prospectus entitled “Proposed Business—Introduction” in response to the Staff’s comment. In addition, the Company informs the Staff on a supplemental basis that the Company has not had any indications of interest from any potential acquisition candidates for a business combination with the Company.
26.	Please explain the statement that you plan to pursue targets operating in “fragmented transportation markets, where advantages accrue to increased scale, and where superior execution can increase market share independent of macroeconomic factors” or remove.
     The Company has revised the disclosure set forth in the section of the prospectus entitled “Proposed Business—Introduction” to delete the above-referenced language in response to the Staff’s comment.
27.	Clarify whether you have received any unsolicited proposals with respect to a business combination to date.
     The Company informs the Staff on a supplemental basis that neither the Company, nor anyone acting on the Company’s behalf, has contacted, either directly or indirectly, any potential target businesses or their representatives, or had any discussions, formal or otherwise, with any

Mr. John Reynolds
November 2, 2005

of the foregoing with respect to effecting a business combination with the Company.
28.	Please disclose whether management will consider business combinations with affiliated companies. If so, please disclose how these potential conflicts of interest would be resolved.
     The Company has revised the disclosure set forth in the section of the prospectus entitled “Proposed Business—Effecting a Business Combination—Selection of a target business” in response to the Staff’s comment.
29.	We note the business criteria that you plan to use to identify a business combination. Discuss how you determined these criteria. Please clarify the estimated number of private businesses in the transportation and logistics sector that meet these criteria.
     The Company has revised the disclosure set forth in the section of the prospectus entitled “Proposed Business—Effecting a Business Combination—Selection of a target business” in response to the Staff’s comment. In addition, the Company informs the Staff on a supplemental basis that while a significant number of companies would likely satisfy its criteria, it is unable to determine with reasonable certainty the exact number of companies that would satisfy such criteria given the breadth and scope of the transportation and logistics sector and related industries.
Management, page 49
30. Please disclose Mr. Martell’s business experience from 2004 to the present.
     The Company has revised the disclosure set forth in the section of the prospectus entitled “Management—Directors and Executive Officers—James J. Martell” in response to the Staff’s comment.
31.	Disclose whether members of management have any experience or involvement with blank check companies. If not, consider adding a risk factor.
     The Company has revised the disclosure set forth in the “Risk Factors” section of the prospectus in response to the Staff’s comment.
Certain Relationships and Related Transactions, page 53
32.	Provide the basis for the statement that “[A]ll ongoing and future transactions” between the company and its officers, directors or their affiliates will on terms believed to be no less favorable than would be available from unaffiliated third parties.
     The Company has revised the disclosure set forth in the section of the prospectus entitled “Certain Relationships and Related Transactions” in response to the Staff’s comment. In addition, the Company respectfully refers the disclosure set forth in the section of the prospectus entitled “Certain Relationships and Related Transactions” which indicates the board approval requirements applicable to any related-party transactions.

Mr. John Reynolds
November 2, 2005

Principal Stockholders, page 56
33.	We note reference to Rule 462(b). Prior to going effective, supplementally confirm that you have no intention of increasing the offering size. If you intend to increase the size of the offering prior to effectiveness, an amendment to the registration statement would be required. Please confirm supplementally your understanding of this requirement.
     The Company confirms to the Staff that it will comply with all applicable requirements of Rule 462(b), to the extent it intends to rely upon such rule subsequent to effectiveness of the Company’s current registration statement.
Underwriting, page 63
34.	Please advise whether BB&T Capital Markets or any members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares and describe their procedures. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of’ their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to and cleared by the Office of Chief Counsel.
     The Company has been informed by BB&T Capital Markets, a Division of Scott & Stringfellow, Inc., that no member of the current underwriting syndicate has any intention to engage in any electronic offer, sale or distribution of the shares. The Company confirms that it will promptly supplement its response in the event it becomes aware of any additional members of the underwriting syndicate that may engage in such electronic offers, sales or distributions of the Company’s shares.
35.	Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.
     The Company informs the Staff on a supplemental basis that it has no arrangement with any third party to host or permit access to the Company’s preliminary prospectus on the Internet. In addition, the Company has been informed by BB&T Capital Markets, a Division of Scott & Stringfellow, Inc., that no member of the current underwriting syndicate has an arrangement with any third party to host or permit access to the Company’s preliminary prospectus. The Company

Mr. John Reynolds
November 2, 2005

confirms that it will promptly supplement its response in the event it becomes aware of any additional members of the underwriting syndicate that may have such arrangements with third parties to host or permit access to the Company preliminary prospectus.
36.	Please advise us whether the company or the underwriters intend to conduct a directed share program in conjunction with this offering.
     The Company informs the Staff on a supplemental basis that neither the Company nor the underwriters have determined whether to conduct a directed share program in conjunction with this offering.
Financial Statements, page P-3
37.	Please note the updating requirements for the financial statements and related disclosures pursuant to Rules 3-12 of Regulation S-X.
     The Company acknowledges its understanding of the updating requirements applicable to financial statements and related disclosures pursuant to Rule 3-12 of Regulation S-X.
Note A — Organization. and Business Operations, Page F-7
38.	You state at least “90.5% of net proceeds after payment of certain amounts...will be held in a trust account.” It appears that you intended to state that 90.5% of the gross proceeds after payment of certain amounts will be held in trust account. Revise the footnote as needed.
     The Company has revised Note A to its financial statements in response to the Staff’s comment.
Note C Proposed Offering, page F-8
39.	In “Warrants” on page 59, you state you may call the warrants for redemption “if, and only if, the reported last sale price of the common stock equals or exceeds $11.50 per share, for any 20 trading days...” Reconcile this statement with the disclosure in note C whereby you state the warrants are redeemable only in the event “the last sale price of the common stock is at least $1.20 per share for any 20 trading days“ Revise the document accordingly.
     The Company has revised Note C to its financial statements in response to the Staff’s comment.
Exhibit 23

Mr. John Reynolds
November 2, 2005

40. Provide a current consent of the independent accountant in any amendment.
     The Company hereby confirms that it has filed a currently dated consent with the current amendment, and will file an updated consent from the Company’s independent registered public accounting firm with each subsequent amendment, to the Company’s registration statement.
*      *      *
     If you have any questions or additional comments concerning the foregoing, please contact Cynthia M. Krus at (202) 383-0218.
Sincerely,
/s/ Cynthia M. Krus
Cynthia M. Krus